

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Gary D. Tucker
Principal Financial Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, Colorado 80634

> **Re: Pilgrim's Pride Corporation**
> **Form 10-K for Fiscal Year Ended December 26, 2010**
> **Filed on February 11, 2011**
> **File No. 001-09273**

Dear Mr. Tucker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 63

1. We note your disclosure regarding the changes in factors such as sales volumes and net revenue per pound. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in sales volume.

2. In future filings please quantify, discuss, and analyze changes in costs of sales both in the aggregate and for U.S and Mexico on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

3.   When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, in the comparison between 2010 and 2009 you state interest expense decreased because of decreased average borrowings and a decrease in the weighted average interest rate without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 106

4.   Please revise future filings to reconcile cash flows from operating activities to net income, as required by ASC 230-10-45-28, instead of net income attributable to the Company.

Note 1. Business and Basis of Presentation

Revenue Recognition, page 108

5.   Please revise your disclosure in future filings to disclose when the transfer of significant risks and rewards of ownership of the product to the customer occurs.

Note 2 – Chapter 11 Proceedings – Financial Reporting Considerations, page118

6.   Upon emergence from bankruptcy, we note that you did not qualify for fresh start accounting as the reorganization value exceeded post-petition liabilities and allowed claims.   With reference to the guidance in ASC Topic 852-10-05-10, it is unclear what method the company used to determine reorganization value.   As a result, please completely and clearly expand your disclosure in future filings to discuss the method used by the company to determine reorganization value and why management believed it to be the most appropriate method under your circumstances.

Note 10. Property, Plant and Equipment, page 131

7.   Please tell us for each of your idled facilities how long it has been idled and if any impairment charge was recognized including the period and amount of any charges. Additionally, we note that you have valued some of these assets at their highest and best use as operating chicken processing facilities and some as empty facilities. For each of the idled facilities, please tell us whether it was valued as an operating or empty facility and your basis for valuing it as such.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief